

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS FOURTH-QUARTER 2018 FINANCIAL RESULTS
Achieves 4.8% Sales Increase and 1.2% Organic Increase
GAAP Operating Income Increases 28.2% and Non-GAAP Operating Income Grows 11.0%
GAAP EPS Decreases 10.8% and Non-GAAP EPS Increases 14.3%

SALEM, NH – August 28, 2018. . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for its fourth quarter and full fiscal year 2018 ended June 30, 2018.

Fourth-Quarter Fiscal 2018 Results

- Net sales increased 4.8% year-over-year to $227.5 million with total organic sales up 1.2%. Acquisitions contributed 1.8% to growth and foreign exchange had a positive effect of 1.8%.

- Net income from continuing operations was $12.6 million, or $0.99 per share, which includes tax-effected $0.6 million of acquisition-related costs, $1.0 million of restructuring charges, and $6.3 million of discrete tax items related to the impact of tax reform. This compares with fourth-quarter fiscal 2017 net income from continuing operations of $14.1 million, or $1.11 per diluted share, including tax-effected $0.7 million of acquisition-related costs, $2.0 million of restructuring charges, $1.5 million of purchase accounting costs and a $0.5 million gain on sale of real estate. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $20.4 million, or $1.60 per diluted share, up from $17.9 million, or $1.40 per diluted share, in the prior-year period.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $171.7 million at the end of the fourth quarter of fiscal 2018, compared with $150.0 million a year earlier. Working capital turns decreased to 5.3 in the fourth quarter of fiscal 2018 from 5.8 a year earlier, primarily due to sales growth and business mix.

- The Company closed the quarter with net debt (defined as debt less cash) of $84.2 million, compared with a net debt position of $108.4 million in the prior quarter.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"We ended the fiscal year with a strong fourth quarter as we delivered topline organic growth across our Electronics, Engraving and Hydraulics business segments, and began to realize bottom line benefits from our restructuring initiatives in the Food Service business," said President and Chief Executive Officer David Dunbar. "Engineering Technologies sales and margins were challenged as expected due to delays in aviation platform ramps, and we remain optimistic that investments we have made in the business will support long-term sustainable growth."

"On a full-year basis, sales were up 15%, reflecting double-digit organic growth in Engraving, Electronics and Hydraulics, as well as strong contributions from the recent acquisitions of Standex Electronics Japan and Piazza Rosa," continued Dunbar, "We exited the year with a solid balance sheet, growing backlog, and continued strength in our end markets."

Segment Review

Food Service Equipment sales decreased 2.2% year-over-year. Q4 operating income increased 5.1%.

"Operating income grew 70 basis points as we began to realize the benefits from the restructuring efforts in Cooking and Refrigeration," said Dunbar. "Our Scientific and Specialty Solutions businesses delivered double-digit growth as we capitalized on new product roll outs and business opportunities. Despite this, overall segment sales declined due to lighter order volumes from customers in our refrigeration and cooking businesses.."

"Looking ahead, we remain focused on continuing to grow differentiated products and realizing improved margins in our Refrigeration and Cooking plants."

Engraving sales increased 28.6% year-over-year. Operating income was up 36.1%.

"We achieved strong top and bottom line performance in Engraving as we capitalized on new technologies including laser, tool finishing and nickel shell, as well as the success of the Piazza Rosa acquisition," said Dunbar. "As recently announced, we completed the acquisition of Tenibac-Graphion, which complements our Engraving offering and will deliver additional value to both our automotive and non-automotive customers."

"Looking ahead, we remain focused on capitalizing on growth from new technologies and recent acquisitions, as well as robust automotive roll outs."

Engineering Technologies sales decreased 14.9% year-over-year, and operating income declined 32.1%.

"Sales and margins declined in line with our expectations as we experienced lower shipments in aviation and space markets" said Dunbar. "As we exited the quarter, we saw early signs of improved profitability, and our backlog was up 21% from the prior year, demonstrating that demand is building in the business."

"Going forward, we are focused on leveraging the investments we have made to support the upcoming aviation ramp, delivering on the growing backlog for critical engine parts and lip-skins, and executing on our operational excellence initiatives to improve operating efficiencies."

Electronics sales were up 15.4% year-over-year. Operating income was up 59.1% year over year. Excluding $2.0M of purchase accounting in Q4 of FY 17, operating income was up 29.1%.

"The year-over-year sales increase in Electronics was once again driven by double-digit organic growth in all regions and all end-markets with continued solid contributions from Standex Electronics Japan, said Dunbar.

"Looking ahead, we are focused on capitalizing on increased market demand and fueling the growth potential of the Electronics business with investments in market tests, growth laneways and M&A opportunities."

Hydraulics reported a 19.5% year-over-year sales increase while operating income increased 16.0%.

"Hydraulics sales growth was driven by strength in all sectors," said Dunbar. "Orders increased over 30% and backlog more than doubled as compared to the prior-year. In addition, EBIT margins were back to normal levels as we began to realize the benefits from pricing increases implemented earlier. We remain optimistic about the future of this segment as we continue to leverage the strong market environment and pursue market tests to grow the business."

Business Outlook

"We are entering 2019 with solid momentum and strong end markets" said Dunbar. "We are well-positioned to grow in Engraving, Electronics and Hydraulics over the next year. We expect to see margin improvements in our Engineering Technologies business and Food Service Equipment as the results of restructuring programs flow through to our bottom line. Our plans are to ramp our capex spending to $35 to $36 million to support investments in growth opportunities in Electronics and Engraving, as well as new aviation platforms like the A350 in Engineering Technologies. By executing against our Value Creation System, we are positioning Standex to deliver on our long-term financial targets and fulfill our mission to become a best-in-class operating company."

Conference Call Details

Standex will host a conference call for investors today, August 28, 2018 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast and viewing the slide presentation should log on to the "Investors" section of Standex's website under the subheading, "Webcasts and Presentations", located at www.standex.com. A replay of the webcast will also be available on the Company's website shortly after the conclusion of the presentation through September 11, 2018. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 3896908. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles ("GAAP"), the Company uses certain non-GAAP financial measures, including non-GAAP income from operations, non-GAAP net income from continuing operations, free operating cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted earnings per share. The attached financial tables reconcile non-GAAP measures used in this press release to the most directly comparable GAAP measures. The Company believes that the use of non-GAAP measures including the impact of restructuring charges, purchase accounting, discrete tax events, and acquisition costs help investors to obtain a better understanding of our operating results and prospects, consistent with how management measures and forecasts the Company's performance, especially when comparing such results to previous periods. An understanding of the impact in a particular quarter of specific restructuring costs, acquisition expenses, or other gains and losses, on net income (absolute as well as on a per-share basis), operating income or EBITDA can give management and investors additional insight into core financial performance, especially when compared to quarters in which such items had a greater or lesser effect, or no effect. Non-GAAP measures should be considered in addition to, and not as a replacement for, the corresponding GAAP measures, and may not be comparable to similarly titled measures reported by other companies.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment, Engraving, Engineering Technologies, Electronics, and Hydraulics with operations in the United States, Europe, Canada, Japan, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Standex International Corporation
Consolidated Statement of Operations

(In thousands, except per share data)		Three Months Ended June 30, (unaudited) 2018		Three Months Ended June 30, (unaudited) 2017		Year Ended June 30, 2018		Year Ended June 30, 2017
Net sales	$	227,508	$	217,089	$	868,382	$	755,258
Cost of sales		145,188		144,352		566,581		502,504
Gross profit		82,320		72,737		301,801		252,754
Selling, general and administrative expenses		53,898		48,482		206,419		174,060
Restructuring costs		1,287		2,748		7,594		5,825
Acquisition related costs		749		918		3,749		7,843
Income from operations		26,386		20,589		84,039		65,026
Interest expense		2,230		1,544		8,030		4,043
Other non-operating (income) expense, net		(481)		(130)		(1,243)		(949)
Total		1,749		1,414		6,787		3,094
Income from continuing operations before income taxes		24,637		19,175		77,252		61,932
Provision for income taxes		12,020		5,044		40,620		15,355
Net income from continuing operations		12,617		14,131		36,632		46,577
Income (loss) from discontinued operations, net of tax		(7)		11		(28)		(32)
Net income	$	12,610	$	14,142	$	36,604	$	46,545
Basic earnings per share:								
Income from continuing operations	$	0.99	$	1.12	$	2.88	$	3.68
Income (loss) from discontinued operations		-		-		-		-
Total	$	0.99	$	1.12	$	2.88	$	3.68
Diluted earnings per share:								
Income from continuing operations	$	0.99	$	1.11	$	2.86	$	3.65
Income (loss) from discontinued operations		-		-		-		-
Total	$	0.99	$	1.11	$	2.86	$	3.65
Average Shares Outstanding								
Basic		12,708		12,663		12,698		12,666
Diluted		12,800		12,757		12,788		12,768

During the fourth quarter of fiscal 2017, we adopted Accounting Standards Update (ASU) 2016-09 requiring the recognition of excess tax benefits as a component of income tax expense which were historically recognized in equity. As the ASU requires a prospective adoption, our Q1-Q3 2017 results have been recast to allocate $0.6M of the overall benefit to the applicable periods. The Q4 2017 impact was immaterial to that quarter's results

Standex International Corporation
Consolidated Balance Sheets

(In thousands)		June 30, 2018		June 30, 2017
ASSETS				
Current assets:				
Cash and cash equivalents	$	109,602	$	88,566
Accounts receivable, net		134,228		127,060
Inventories		127,223		119,401
Prepaid expenses and other current assets		10,558		8,397
Income taxes receivable		2,348		2,469
Deferred tax asset		-		14,991
Total current assets		383,959		360,884
Property, plant, equipment, net		144,570		133,160
Intangible assets, net		98,075		102,503
Goodwill		251,762		242,690
Deferred tax asset		7,447		1,135
Other non-current assets		31,124		27,304
Total non-current assets		532,978		506,792
Total assets	$	916,937	$	867,676
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	89,707	$	96,487
Accrued liabilities		65,575		58,694
Income taxes payable		6,059		4,783
Total current liabilities		161,341		159,964
Long-term debt		193,772		191,976
Accrued pension and other non-current liabilities		111,029		107,072
Total non-current liabilities		304,801		299,048
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		61,328		56,783
Retained earnings		761,430		716,605
Accumulated other comprehensive loss		(121,859)		(115,938)
Treasury shares		(292,080)		(290,762)
Total stockholders' equity		450,795		408,664
Total liabilities and stockholders' equity	$	916,937	$	867,676

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

(In thousands)		Year Ended June 30,		
		2018		2017
Cash Flows from Operating Activities				
Net income	$	36,604	$	46,545
Income (loss) from discontinued operations		(28)		(32)
Income from continuing operations		36,632		46,577
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		29,163		20,315
Stock-based compensation		4,962		5,023
Non-cash portion of restructuring charge		(1,264)		1,414
Gain on disposal of real estate and equipment		(655)		(652)
Contributions to defined benefit plans		(6,966)		(1,443)
Net changes in operating assets and liabilities		3,131		(7,201)
Net cash provided by operating activities - continuing operations		65,003		64,033
Net cash provided by (used in) operating activities - discontinued operations		(78)		(594)
Net cash provided by (used in) operating activities		64,925		63,439
Cash Flows from Investing Activities				
Expenditures for property, plant and equipment		(26,539)		(26,448)
Expenditures for acquisitions, net of cash acquired		(10,397)		(153,815)
Proceeds from sale of real estate and equipment		2,852		1,106
Other investing activities		1,819		106
Net cash (used in) investing activities		(32,265)		(179,051)
Cash Flows from Financing Activities				
Proceeds from borrowings		163,500		263,700
Payments of debt		(164,788)		(164,200)
Stock issued under employee stock option and purchase plans		915		848
Purchase of treasury stock		(2,652)		(7,806)
Cash dividends paid		(8,888)		(7,852)
Net cash provided by (used in) financing activities		(11,913)		84,690
Effect of exchange rate changes on cash		289		(2,500)
Net changes in cash and cash equivalents		21,036		(33,422)
Cash and cash equivalents at beginning of year		88,566		121,988
Cash and cash equivalents at end of period	$	109,602	$	88,566

Standex International Corporation
Selected Segment Data (unaudited)

(In thousands)	Three Months Ended June 30,				Year Ended June 30,			
		2018		2017		2018		2017
Net Sales								
Food Service Equipment	$	101,121	$	103,388	$	396,866	$	380,970
Engraving		35,818		27,859		136,275		105,943
Engineering Technologies		25,161		29,558		90,781		90,506
Electronics Products		52,208		45,234		196,291		136,689
Hydraulics Products		13,200		11,050		48,169		41,150
Total	$	227,508	$	217,089	$	868,382	$	755,258
Income from operations								
Food Service Equipment	$	9,803	$	9,324	$	34,853	$	33,436
Engraving		7,720		5,674		28,966		25,584
Engineering Technologies		2,613		3,847		6,449		9,662
Electronics Products		13,679		8,599		45,310		27,663
Hydraulics Products		2,239		1,930		7,316		6,712
Restructuring		(1,287)		(2,747)		(7,594)		(5,825)
Acquisition related costs		(749)		(918)		(3,749)		(7,843)
Gain / (Loss) on sale of real estate		-		652		-		652
Corporate		(7,632)		(5,772)		(27,512)		(25,015)
Total	$	26,386	$	20,589	$	84,039	$	65,026

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures (unaudited)

(In thousands, except percentages)	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	% Change	Year Ended June 30, 2018	Year Ended June 30, 2017	% Change
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 26,386	$ 20,589	28.2%	$ 84,039	$ 65,026	29.2%
Adjustments:						
Restructuring charges	1,287	2,748		7,594	5,825	
(Gain) / Loss on Sale of Real Estate	-	(652)		-	(652)	
Acquisition-related costs	749	918		3,749	7,843	
Purchase accounting expenses	-	1,998		205	3,084	
Adjusted income from operations	$ 28,422	$ 25,601	11.0%	$ 95,587	$ 81,126	17.8%
Interest and other income (expense), net	(1,749)	(1,414)		(6,787)	(3,094)	
Provision for income taxes	(12,020)	(5,044)		(40,620)	(15,355)	
Discrete tax items	6,285	-		20,844	(475)	
Tax impact of above adjustments	(503)	(1,283)		(2,843)	(4,122)	
Net income from continuing operations, as adjusted	$ 20,435	$ 17,860	14.4%	$ 66,181	$ 58,080	13.9%
EBITDA and Adjusted EBITDA:						
Net income from continuing operations, as reported	$ 12,617	$ 14,131		$ 36,632	$ 46,577	
Add back:						
Provision for income taxes	12,020	5,044		40,620	15,355	
Interest expense	2,230	1,544		8,030	4,043	
Depreciation and amortization	7,700	6,492		29,163	20,315	
EBITDA	$ 34,567	$ 27,211	27.0%	$ 114,445	$ 86,290	32.6%
Adjustments:						
Restructuring charges	1,287	2,748		7,594	5,825	
(Gain) / Loss on sale of real estate	-	(652)		-	(652)	
Acquisition-related costs	749	918		3,749	7,843	
Purchase accounting expenses	-	1,998		205	3,084	
Adjusted EBITDA	$ 36,603	$ 32,223	13.6%	$ 125,993	$ 102,390	23.1%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$ 36,219	$ 33,150		$ 65,003	$ 64,033	
Add: Voluntary penson contribution	5,500	-		5,500	-	
Less: Capital expenditures	(5,149)	(8,624)		(26,539)	(26,448)	
Free operating cash flow	$ 36,570	$ 24,526		$ 43,964	$ 37,585	
Net income from continuing operations	12,617	14,131		36,632	46,577	
Discrete tax item – tax on foreign cash	6,285	-		20,844	-	
Adjusted net income	18,902	14,131		57,476	46,577	
Conversion of free operating cash flow	193.5%	173.6%		76.5%	80.7%	

During the fourth quarter of fiscal 2017, we adopted Accounting Standards Update (ASU) 2016-09 requiring the recognition of excess tax benefits as a component of income tax expense which were historically recognized in equity. As the ASU requires a prospective adoption, our Q1-Q3 2017 results have been recast to allocate $0.6M of the overall benefit to the applicable periods. The Q4 2017 impact was immaterial to that quarter's results

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures (unaudited)

Adjusted earnings per share from continuing operations	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	% Change	Year Ended June 30, 2018	Year Ended June 30, 2017	% Change
Diluted earnings per share from continuing operations, as reported	$ 0.99	$ 1.11	-10.8%	$ 2.86	$ 3.65	-21.6%
Adjustments:						
Restructuring charges	0.08	0.16		0.45	0.34	
(Gain) / Loss on Sale of Real Estate	-	(0.04)		-	(0.04)	
Acquisition-related costs	0.04	0.05		0.22	0.46	
Purchase accounting	-	0.12		0.01	0.18	
Discrete tax items	0.49	-		1.63	(0.04)	
Diluted earnings per share from continuing operations, as adjusted	$ 1.60	$ 1.40	14.3%	$ 5.17	$ 4.55	13.6%

During the fourth quarter of fiscal 2017, we adopted Accounting Standards Update (ASU) 2016-09 requiring the recognition of excess tax benefits as a component of income tax expense which were historically recognized in equity. As the ASU requires a prospective adoption, our Q1-Q3 2017 results have been recast to allocate $0.6M of the overall benefit to the applicable periods. The Q4 2017 impact was immaterial to that quarter's results

Safe Harbor Language

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unanticipated legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economic conditions in the markets we serve, the impact of foreign exchange, increases in raw material costs, the ability to substitute less expensive alternative raw materials, changes in the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, market acceptance of our products, our ability to design, introduce and sell new products and related product components, the ability to redesign certain of our products to continue meeting evolving regulatory requirements, the impact of delays initiated by our customers, our ability to increase manufacturing production to meet demand, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions, changes in pension funding requirements, the impact of recently passed tax reform legislation in the United States and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2017, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.